                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           Information to be Included in Statements Filed Pursuant to
               Rules 13d-1(b), (c) and (d) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(b)
                               (Amendment No. 26)*

                                 Kellogg Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    487836108
                -------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]    Rule 13d-1(b)

[_]    Rule 13d-1(c)

[X]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

--------------------------------------------------------------------------------
CUSIP NO.     487836108                                        Page 2 of 9 pages
          -----------------                                         -    -
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      The Bank of New York Company, Inc.
      (I.R.S. 13-2614959)

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      A New York Corporation

--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER
       NUMBER OF
         SHARES                   230,259
      BENEFICIALLY     ---------------------------------------------------------
        OWNED BY         6    SHARED VOTING POWER
          EACH
        REPORTING             127,144,986
         PERSON        ---------------------------------------------------------
          WITH           7    SOLE DISPOSITIVE POWER

                                  141,414
                       ---------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              126,256,033
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              127,375,245
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              31.2%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

                              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G

--------------------------------------------------------------------------------
CUSIP NO.    487836108                                         Page 3 of 9 pages
         -----------------                                          -    -
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                               Carlos M. Gutierrez

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

                               U.S. Citizen

--------------------------------------------------------------------------------

                         5     SOLE VOTING POWER
        NUMBER OF
         SHARES                  1,508,168
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY         6     SHARED VOTING POWER
          EACH
        REPORTING              126,188,740
         PERSON          -------------------------------------------------------
          WITH           7     SOLE DISPOSITIVE POWER

                                 1,508,168
                         -------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                               126,188,740
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               127,696,908

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                               31.2%

--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

                               IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G

--------------------------------------------------------------------------------
CUSIP NO.    487836108                                         Page 4 of 9 pages
         -----------------                                          -    -
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                               William C. Richardson

--------- ----------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

                               U.S. Citizen

------------------------------------ ------- -----------------------------------
                         5     SOLE VOTING POWER
        NUMBER OF
         SHARES                      24,274
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY         6     SHARED VOTING POWER
          EACH
        REPORTING              126,910,660
         PERSON          -------------------------------------------------------
          WITH           7     SOLE DISPOSITIVE POWER

                                    15,400
                         -------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                               126,910,660
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               126,934,934

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                               31.1%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                               IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G

--------------------------------------------------------------------------------
CUSIP NO.    487836108                                         Page 5 of 9 pages
         -----------------                                          -    -
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                         Jonathan T. Walton
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

                         U.S. Citizen

--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
        NUMBER OF
         SHARES                          0
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY         6     SHARED VOTING POWER
          EACH
        REPORTING              126,188,740
         PERSON          -------------------------------------------------------
          WITH           7     SOLE DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                               126,188,740

--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               126,188,740

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                               30.9%

--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

                               IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G
Issuer: Kellogg Company
Page 6 of 9

       This Schedule 13G is being filed as Amendment No. 26 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the "Trust") with respect to shares of common stock of Kellogg Company (the "Shares").

       This Amendment No. 26 is being filed by The Bank of New York as trustee of the Trust, on behalf of the Trust and on behalf of itself, Carlos M. Gutierrez, William C. Richardson and Jonathan T. Walton, as all of the trustees of the Trust for the year ending December 31, 2002.

       The number of Shares beneficially owned by each of The Bank of New York and certain of its affiliates, Carlos M. Gutierrez, William C. Richardson and Jonathan T. Walton, individually, as fiduciary or otherwise, is hereinafter reported. The number of Shares beneficially owned collectively by such persons is 129,629,607, which is 31.7% of the Shares outstanding. Of this amount 126,188,740 Shares, or 30.9% of the Shares outstanding, represent Shares owned in a fiduciary capacity on behalf of the Trust. Shares owned in other fiduciary capacities are noted on Exhibit 99.1.

       The number of reported Shares for Carlos M. Gutierrez includes 1,382,850 Shares that Mr. Gutierrez may acquire within 60 days of December 31, 2002 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plans. The number of reported Shares for William C. Richardson includes 15,000 Shares that Dr. Richardson may acquire within 60 days of December 31, 2002 by exercising options granted to him under the Kellogg Company Non-Employee Director Stock Plan.

Item 1.  (a)  Name of Issuer:

              Kellogg Company

         (b)  Address of Issuer's Principal Executive Offices:

              One Kellogg Square
              Battle Creek, Michigan 49016-3599

Item 2.  (a)  Name of Persons Filing:

              The Bank of New York Company, Inc.

              Carlos M. Gutierrez
              William C. Richardson
              Jonathan T. Walton

         (b)  Address of Principal Business Office :

              Person Filing                         Address
              The Bank of New York Company, Inc.    One Wall Street
                                                    New York, NY 10286

              Carlos M. Gutierrez                   One Kellogg Square
                                                    P. O. Box 3599
                                                    Battle Creek, Michigan 49016

              William C. Richardson                 W.K. Kellogg Foundation
                                                    One Michigan Avenue East
                                                    Battle Creek, Michigan 49017

              Jonathan T. Walton                    37 Warner Rd.
                                                    Grosse Pointe Farms,
                                                    Michigan 48236

Schedule 13G
Issuer: Kellogg Company
Page 7 of 9

         (c)  Citizenship:

              The Bank of New York Company, Inc.         -A New York Corporation
              Carlos M. Gutierrez                        -U.S. Citizen
              William C. Richardson                      -U.S. Citizen
              Jonathan T. Walton                         -U.S. Citizen

         (d)  Title of Class of Securities:

              All persons filing - common stock

         (e)  CUSIP Number:

              All persons filing - 487836108

Item 3.  (a) - (j)

         This statement is being filed pursuant to Rule 13d-1(d).

Item 4.  Ownership:

         (a)  Amount Beneficially Owned as of December 31, 2002:

              The Bank of New York Company, Inc.         -127,375,245
              Carlos M. Gutierrez                        -127,696,908
              William C. Richardson                      -126,934,934
              Jonathan T. Walton                         -126,188,740

         (b)  Percent of Class:

              The Bank of New York Company, Inc.         -       31.2%
              Carlos M. Gutierrez                        -       31.2%
              William C. Richardson                      -       31.1%
              Jonathan T. Walton                         -       30.9%

         (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:

              The Bank of New York Company, Inc.         -    230,259
              Carlos M. Gutierrez                        -  1,508,168
              William C. Richardson                      -     24,274
              Jonathan T. Walton                         -          0

              (ii)  Shared power to vote or to direct the vote:

              The Bank of New York Company, Inc.         -127,144,986
              Carlos M. Gutierrez                        -126,188,740
              William C. Richardson                      -126,910,660
              Jonathan T. Walton                         -126,188,740

Schedule 13G
Issuer: Kellogg Company
Page 8 of 9

              (iii)  Sole power to dispose or to direct the disposition of:

              The Bank of New York Company, Inc.         -    141,414
              Carlos M. Gutierrez                        -  1,508,168
              William C. Richardson                      -     15,400
              Jonathan T. Walton                         -          0

              (iv)   Shared power to dispose or to direct the disposition of:

              The Bank of New York Company, Inc.         -126,256,033
              Carlos M. Gutierrez                        -126,188,740
              William C. Richardson                      -126,910,660
              Jonathan T. Walton                         -126,188,740

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          See Exhibit 99.1

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control
          Person:

          The Bank of New York Company, Inc., a parent holding company, is filing with respect to its following subsidiaries:

                         The Bank of New York
                         One Wall Street
                         New York, NY 10286

                         The Bank of New York Trust Company
                         123 Main Street
                         White Plains, New York 10601

Item 8.   Identification and Classification of Members of the Group:

          See Exhibits 99.2 and 99.3

Item 9.   Notice of Dissolution of Group:

          Not Applicable

Item 10.  Certifications:

          Not Applicable

Schedule 13G
Issuer: Kellogg Company
Page 9 of 9

                                   SIGNATURES

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003

                               The Bank of New York, as trustee of the
                               W.K. Kellogg Foundation Trust

                               By  /s/ Sharon L. Reed
                                 -------------------------------------
                                         Sharon L. Reed
                                         Vice President

                                         Carlos M. Gutierrez

                                         /s/ Sharon L. Reed
                                         ---------------------------------------
                                         By his attorney in fact, Sharon L. Reed

                                         William C. Richardson

                                         /s/ Sharon L. Reed
                                         ---------------------------------------
                                         By his attorney in fact, Sharon L. Reed

                                         Jonathan T. Walton

                                         /s/ Sharon L. Reed
                                         ---------------------------------------
                                         By his attorney in fact, Sharon L. Reed

                                  SCHEDULE 13G

                                  EXHIBIT INDEX

Exhibit No.        Exhibit

Exhibit 24.1 Power of Attorney of Carlos M. Gutierrez dated September 7, 2000 (incorporated by reference to Exhibit 24.1 to Amendment No. 24 to this Schedule 13G filed on February 12, 2001 ("Amendment No. 24")).

Exhibit 24.2 Power of Attorney of William C. Richardson dated September 7, 2000 (incorporated by reference to Exhibit 24.2 to Amendment No. 24).

Exhibit 24.3 Power of Attorney of Jonathan T. Walton dated September 7, 2000 (incorporated by reference to Exhibit 24.3 to Amendment No. 24).

Exhibit 99.1       Ownership of More Than Five Percent on Behalf of Another
                   Person.

Exhibit 99.2       Identity of Each Person Filing This Schedule 13G.

Exhibit 99.3       Agreement Pursuant to Rule 13d-1(k)(1)(iii).